Page 1 of 4 Pages

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         UNIROYAL TECHNOLOGY CORPORATION

                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                   909163107

                                 (CUSIP Number)

                                 Howard R. Curd

                              2 North Tamiami Trail

                                    Suite 900

                               Sarasota, FL 34236

                                 (941) 361-2205

                                December 12, 2000
                           ------ ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

oThe remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                                       Page 2 of 4 Pages

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  909163107

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Howard R. Curd
-------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                      (a)9
                                      (b)9


3        SEC USE ONLY


4        SOURCE OF FUNDS*

         PF
-----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or (e) 9


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
---------------------------------------------------------------------
                        7        SOLE VOTING POWER
  NUMBER OF                2,634,102 shares of Common Stock
     SHARES
---------------------------------------------------------------------
  BENEFICIALLY          8        SHARED VOTING POWER
    OWNED BY                                    None
      EACH                 ------------------------------------------------
  REPORTING             9        SOLE DISPOSITIVE POWER
    PERSON                          2,634,102
     WITH                  -------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                               None


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,634,102  shares of Common Stock


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          10.03%


14       TYPE OF REPORTING PERSON*
                  IN


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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1.  Security and Issuer.
------   -------------------

              Common Stock, par value $.01 per share("Common Stock"), issued by Uniroyal Technology Corporation, (the "Issuer"), 2 North Tamiami Trail, Suite 900, Sarasota, Florida 34236.

Item 2.  Identity and Background.
------   -----------------------

              (a)   Name:
                    Howard R. Curd

              (b)   Business Address:
                    2 North Tamiami Trail, Suite 900
                    Sarasota, Florida 34236

              (c)   The Reporting Person is Chairman of the Board and Chief
                        Executive Officer of the Issuer.

              (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding he was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

              (f)   Citizenship.
                    U.S.A.

Item 3.  Source and Amount of funds or Other consideration.
------   -------------------------------------------------

              The Reporting Person used personal funds to acquire the Common Stock. The amount of funds used for purchases within the ten days prior to filing of this Schedule 13D is $3,123,146.

Item 4.  Purpose of Transaction.
------   ----------------------

              The Reporting Person acquired the Common Stock for investment purposes.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------
              (a) The Reporting Person currently beneficially owns 2,634,102 shares of Common Stock, consisting of approximately 10.03% of the outstanding Common Stock. Such shares consist of the following:

         Shares held directly                                       2,301,612
         Shares beneficially owned in Company Savings Plan             36,050
         Shares issuable on exercise of currently exercisable
                options                                               143,840
         Shares issuable upon exercise of warrants                    152,600

              (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each person named in Item 5(a) is set forth on the cover page, and such information is incorporated herein by reference.

              (c) The Reporting Person acquired 334,892 shares of Common Stock at a price of $4.8125 per share and 335,884 shares at a price of $4.50 per share on December 12, 2000 through the exercise of stock options; he paid for the exercise of the options through delivery of 381, 336 shares of Common Stock to the Company.

              (d)   Not applicable.

              (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.
------   ---------------------------------------------------------------------

              None other than participation in stock option plans of the issuer.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 2000

                               /s/ HOWARD R. CURD
                     ---------------------------------------
                                 Howard R. Curd